November 15, 2024

Tse Tsz Tun
Chief Executive Officer and Director
Masonglory Ltd
Room 8, 25/F, CRE Centre
889 Cheung Sha Wan
Kowloon, Hong Kong

       Re: Masonglory Ltd
           Registration Statement on Form F-1
           Filed November 7, 2024
           File No. 333-283046
Dear Tse Tsz Tun:

       We have reviewed your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form F-1 filed November 7, 2024
Description of Share Capital, page 104

1. We note that the form of amended and restated memorandum of association filed as
       Exhibit 3.2 contains exclusive forum provisions in sections 160-161. Please revise your prospectus to describe the provisions, address any uncertainty as to their enforceability and discuss the impact they may have on investors, including increased costs to bring a claim and that the provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 November 15, 2024
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eric McPhee at 202-551-3693 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Kyle Leung, Esq.